Exhibit 3.2

NEUROTROPE, INC.

Incorporated Under the Laws of the

State of Nevada

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS

(adopted effective as of September 9, 2019)

Pursuant to Article VIII, Section 4 of the Amended and Restated By-laws (the “By-laws”) of Neurotrope, Inc., Article II, Section 6 of the By-laws is hereby amended and restated in its entirety to read as follows:

“Section 6. Voting. Except as otherwise provided by law or by the Articles of Incorporation, each stockholder of record of any class or series of stock other than the common stock, par value $0.0001 per share, of the Corporation (“Common Stock”) shall be entitled on each matter submitted to a vote at each meeting of stockholders to such number of votes for each share of such stock as may be fixed in the Articles of Incorporation, and each stockholder of record of Common Stock shall be entitled at each meeting of stockholders to one vote for each share of such stock, in each case, registered in such stockholder’s name on the books of the Corporation on the date fixed pursuant to Section 5 of Article VI of these By-Laws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or if no such record date shall have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Each stockholder entitled to vote at any meeting may vote either in person or by proxy duly appointed.

At all meetings of stockholders all matters, except as otherwise provided by law, the Articles of Incorporation or these By-Laws, shall be determined by the affirmative vote of the stockholders present in person or represented by proxy holding shares representing at least a majority of the votes so present or represented and entitled to be cast thereon, and where a separate vote by class is required, a majority of the votes represented by the shares of the stockholders of such class present in person or represented by proxy and entitled to be cast thereon shall be the act of such class.

The vote on any matter, including the election of directors, shall be by written ballot, or, if authorized by the Board of Directors, in its sole discretion, by electronic ballot given in accordance with a procedure set out in the notice of such meeting. Each ballot shall state the number of shares voted.

Proxy cards shall be returned in envelopes addressed to the inspectors, who shall receive, inspect and tabulate the proxies. Comments on proxies, consents or ballots shall be transcribed and provided to the Secretary with the name and address of the stockholder. Nothing in this Article II shall prohibit the inspector from making available to the Corporation, prior to, during or after any annual or special meeting, information as to which stockholders have not voted and periodic status reports on the aggregate vote.

Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provision of law, the Articles of Incorporation or these By-laws, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the votes which all the stockholders would be entitled to cast at any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 6.”